HEI

2006 Summary Report to Shareholders



no nā mamo

for our future generations

Hawaiian Electric Industries (HEI), through its subsidiaries, Hawaiian Electric Company (HECO) and American Savings Bank (American), provides essential electric and financial services ensuring a brighter future for the communities it serves.


HEI
Hawaiian Electric Company
AMERICAN
Savings Bank

financial highlights

Years ended December 31	2006	2005	2004[1,4]
(dollars in millions, except per share amounts)			
Operating income	$ 239	$ 271	$ 271
Income (loss) from continuing operations by segment			
Electric utility	75	73	81
Bank	56	65	41
Other	(23)	(10)	(14)
Income from continuing operations	108	128	108
Net income	108	127	110
Basic earnings per common share – continuing operations	1.33	1.58	1.36
Basic earnings per common share	1.33	1.57	1.38
Dividends per common share	1.24	1.24	1.24
Book value per common share[2]	13.44	15.02	15.01
Market price per common share			
High	28.94	29.79	29.55
Low	25.69	24.60	22.96
December 31	27.15	25.90	29.15
Return on average common equity – continuing operations	9.3%	10.5%	9.4%
Return on average common equity – net income	9.3%	10.4%	9.5%
Indicated annual yield[2]	4.6%	4.8%	4.3%
Price earnings ratio[3]	20.4x	16.4x	21.4x
Common shares (millions)			
December 31	81.5	81.0	80.7
Weighted-average	81.1	80.8	79.6

Income from Continuing Operations[4]
(millions of dollars)


150
120
90
60
30
0
108
97
00
03
06

Basic Earnings Per Share – Continuing Operations[1,4]
(dollars)


2.00
1.50
1.00
0.50
0
1.33
97
00
03
06

Return on Average Common Equity – Continuing Operations[4]
(percent)


15
10
5
0
9.3
97
00
03
06

[1] Information adjusted for a 2-for-1 stock split in June 2004
[2] At December 31
[3] Calculated using the December 31 market price per common share divided by basic earnings per common share – continuing operations
[4] 2004 consolidated and bank income from continuing operations and net income included a $20 million ($0.25 per share) charge to settle a tax dispute with the State of Hawaii concerning the deductibility of dividends from the bank's real estate investment trust subsidiary for the tax years 1999 through 2004


letter to shareholders

Constance H. Lau
President and Chief Executive Officer, Hawaiian Electric Industries, Inc.

The theme of this year's annual report is *no nā mamo* – for our future generations. This is the third in a series of annual reports that explore the relationships between our operating companies and the communities we serve.

The theme selected for this 2006 annual report is particularly appropriate because it embodies both the forward-thinking nature of our businesses along with community involvement and volunteerism of our employees. We hope you will enjoy reading of the many ways the people of HEI are working to ensure a brighter future for our state.

In 2006, Hawaii entered its eighth year of economic expansion. Real gross state product was up 2.7 percent, down from its 2005 level of four percent, with forecasts calling for a more moderate rate of growth of 2.6 percent in 2007 and 2.5 percent in 2008. For HEI, the year was challenging on several fronts, including higher operations and maintenance (O&M) expenses incurred to continue providing reliable power to support Hawaii's economic growth and an inverted yield curve depressing bank margins. It is likely these challenges will continue for the better part of 2007. Challenges aside, our core businesses remain sound and will continue to provide Hawaii with essential electric utility and financial services for years to come.



Total Return
(percent)

	HEI	S&P 500 Index	EEI Index
2006	10	16	23
3-Year	32	35	63
5-Year	73	35	75
10-Year	173	124	185

Sources: Bloomberg and Datastream
HEI NYSE symbol: HE

In 2006, HEI shares underperformed the S&P 500 Index and EEI Index while continuing to demonstrate a historically strong performance over the 5- and 10-year periods. The 2006 underperformance most likely reflects the market's reaction to lower-than-expected earnings last year and its expectation of continued challenges in 2007.

Earnings from continuing operations were $108 million in 2006 compared to $128 million in 2005, down 15 percent year-over-year. Earnings per share from continuing operations were $1.33 in 2006 compared to $1.58 in 2005. Net investment losses at the holding company in 2006, compared with net gains in 2005, were a primary driver of the year-over-year decline in earnings. As you may recall, in 2005, we recognized two non-recurring gains at the holding company. We sold a leveraged lease investment in a power plant in Georgia for an after-tax gain of $9 million and we recorded an after-tax unrealized gain of $3 million on our investment in Hoku Scientific, Inc. (Hoku), a materials sciences company focusing on clean energy technologies that went public in 2005. Comparatively, in 2006, we did not have any gains on sales of investments and we recorded an after-tax net realized and unrealized loss on Hoku of $2 million. Bank net income was lower by $9 million in 2006 compared to 2005, due to margin compression from an inverted yield curve and higher noninterest expenses, which more than offset a $2 million increase in year-over-year utility earnings.

ELECTRIC UTILITY OPERATIONS

In 2006, our utility companies earned $75 million, up slightly from the $73 million they posted in 2005. Year-over-year, higher O&M expenses and depreciation substantially offset increased revenues from interim rate relief granted to our Oahu utility in September 2005.

Kilowatthour sales for 2006 were flat compared with 2005 sales even as the Hawaii economy expanded. Despite an increase in customers, we experienced cooler and less humid weather.

Nevertheless, peak demand for electricity remained high. Looking ahead, we expect O&M expenses to continue to rise, primarily because we must run our generating units harder and longer to meet this demand.

At the same time, our employees have continued to spearhead projects to modernize and upgrade key facilities for reliability. Most notable in 2006 was the completion of a new $27 million HECO Dispatch Center on Oahu, home to a new Energy Management System that helps ensure that system demand is met with optimum efficiency.

A major endeavor for us is to recover these increased operations costs and capital additions through rate cases now pending before the Public Utilities Commission (PUC). The requests include cost recovery for generation facilities at Ma'alaea on Maui and at Keahole on the island of Hawaii and for HECO's new Energy Management System and Dispatch Center facility, as well as its planned Outage Management System and other fundamental investments in substations, transformers, overhead and underground lines, poles, meters, and other facilities to maintain reliable service and fulfill new service requests for our customers.

In 2006, we filed rate cases for our utilities serving Oahu and the island of Hawaii, and recently filed a case for our utility serving Maui County asking for increases in revenues of 7.1 percent, 9.24 percent, and 5.3 percent, respectively. Since managing energy demand is as much a part of our energy strategy as adding supply through new facilities, all three rate cases aim to encourage energy conservation by proposing innovative tiered rate schedules based on the premise that the less energy you use, the lower rate you pay.

We also recognize that alternative energy resources will play an increasingly important role in meeting the energy needs of users of all sizes. One major step was a request for proposals to provide renewable biofuel for the company's new Campbell Industrial Park generating station. If approved by our PUC, the plant is scheduled to begin operation in 2009.





In 2006, our Energy Solutions program marked its 10th year with the installation of its 30,000th solar water heating system. We also began buying power from two new wind farms on the islands of Maui and Hawaii, and we continue to work to add more wind power and other renewable projects into our energy portfolio.

These steps are in keeping with our company's global warming policy recently adopted by utility management and board of directors. Under this policy, we accept our responsibility as a major contributor to greenhouse gas emissions, along with the transportation, manufacturing, and other industries. Addressing this global issue will take a comprehensive approach, reaching all emission-producing activities and pursuing mitigation strategies such as reforestation, which transcend source sectors. For our part, we are committed to aggressive promotion of energy conservation and efficiency and the continued increase in use of clean renewable energy sources, including the potential conversion of existing generating units to renewable fuels.

BANK OPERATIONS

Our bank's vision is to be the involved local bank, committed to helping Hawaii's businesses and communities grow and prosper. Over the past several years, American Savings Bank has been engaged in a transformational process that has seen it emerge as a full-service community bank serving both consumer and commercial customers. The bank ended 2006 with assets of just under $7 billion and earnings of $56 million in 2006, compared to $65 million in 2005.



A tradition at the American Savings Bank Chinatown branch, Connie Lau celebrates the Chinese New Year with a good luck offering.

Bank margins held up well during the first half of 2006, but by midyear, our bank began to feel the effects of the persistent inverted yield curve, as short-term rates remained above long-term rates. The result was a reduction of our net interest margin as the increase in asset yields was more than offset by the increase in the cost of funds. As a result of the inversion, the bank's net interest margin was 3.18 percent in 2006 compared to 3.29 percent in 2005. An inverted yield curve presents a challenge for all banks, particularly those that, like American Savings Bank, have a high percentage of their assets in long-term, fixed-rate mortgages. To mitigate the impact, the bank continued to diversify its loan portfolio, in particular by adding more commercial loans, which were up about nine percent for the year.

Generally speaking, the bank's success is tied to the overall health of Hawaii's economy and the health of the real estate market in particular. Midway through 2006, the residential real estate market began to cool from its exceptionally robust performance over the past few years, but still remains healthy. In commercial real estate, the market remains strong.

The growth in loan volume helped to compensate for the effects of the inverted yield curve, but with expectations that the yield curve will remain inverted to flat well into 2007, our bank is in for another challenging year. Our continued focus on bringing in low-cost deposits and diversifying our loan portfolio into higher-yielding, shorter-maturity commercial and commercial real estate loans should continue to help us combat margin compression.

In 2006, our employees were responsible for some innovative new bank products designed to retain and attract low-cost deposits and mitigate the effects of the inverted yield curve. For example, American Savings Bank became






1.50
1.24
1.00
0.50
0
97
00
03
06

Dividends Per Common Share*
(dollars)

*Adjusted for 2-for-1 stock split in June 2004

the first financial institution in the state to provide all consumer checking customers with IDSafeChoice, an identity theft recovery service. Also new is TravelAwards Plus, a combined debit/credit card rewards program that allows customers to earn points toward travel and merchandise whenever they sign for purchases using their American Savings Bank Visa check card or credit card. This program, too, is a first for Hawaii.

A bright spot over the last few years has been the quality of our loan portfolio. Given the continuing strength of the Hawaii economy in 2006, loan quality remained good. At year-end, delinquencies and nonaccrual loans were 0.18 percent of our loan portfolio, compared to 0.20 percent at the end of 2005 and 0.41 percent at the end of 2004. With the outlook for moderate growth for the Hawaii economy, we hope to see credit costs remain relatively low in 2007 and beyond.

We are pleased with the results of the bank's transformation efforts. It has helped us manage through a difficult interest rate environment. But, most importantly we are realizing the bank's vision of helping Hawaii's businesses and communities grow and prosper. We remain committed to making necessary investments to continue to meet the changing needs of our customers and communities we serve.

DIVIDEND

We have been committed to paying dividends for over 100 years. We know the importance of the dividend to you, particularly our income-oriented investors. Despite the earnings dip explained earlier in this section which impacted 2006 earnings, and our continuing challenges in 2007, on February 15, 2007, the board declared a dividend of 31 cents per share payable March 13, 2007, to stockholders of record on February 26, 2007.

MILESTONES

On May 2, 2006, we bid *aloha* (farewell) to Robert F. Clarke, who retired as chairman, president and chief executive officer of Hawaiian Electric Industries, Inc. We value Bob's 19 years of service, 15 of them at the helm of HEI, and wish him well in his future endeavors.

HEI's board of directors named Jeffrey N. Watanabe, 64, an HEI director since 1987, as nonexecutive chairman of the HEI board of directors, also effective May 2, 2006. Mr. Watanabe is a senior partner of the Watanabe Ing & Komeiji law firm and serves on numerous corporate and nonprofit boards including Alexander & Baldwin, Inc., Grace Pacific Corporation, First Insurance Company, Trex Enterprises Corporation, The Sesame Workshop, The Nature Conservancy, and the Consuelo Zobel Alger Foundation.

In addition, we welcomed two new directors to the Hawaiian Electric Company board of directors – David C. Cole, chairman, president and chief executive officer, Maui Land & Pineapple Company, Inc. and B.J. Kobayashi, president and chief executive officer of Kobayashi Group, LLC – and said *aloha* and *mahalo* (thank you) to Crystal K. Rose for her contributions as a director of Hawaiian Electric Company.

I want to thank the directors for their support and guidance during my first partial year as president and chief executive officer of HEI and our employees for their hard work and dedication during challenging times.

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
February 28, 2007

utilities

- Hawaiian Electric utilities power 95 percent of Hawaii, serving homes and businesses on the islands of Oahu, Hawaii, Maui, Lanai, and Molokai.

- As stand-alone island utilities, HECO and its utility subsidiaries aim to maintain their record of reliability by continuous investments in their electric infrastructure. In the next five years, more than $1 billion in capital projects are being planned.

- Energizing a growing economy requires a multi-strategy approach for the present and the future: increased use of renewable energy and new technology; energy efficiency and conservation; and modern power generation facilities.

- As one of the oldest *kama'aina* (local) companies, HECO has served its communities for more than 115 years. The company and its employees continue a tradition of volunteerism and community support.



Hawaiian Electric Company





T. Michael May
President and Chief Executive Officer
Hawaiian Electric Company, Inc.



From left to right:
Peter Okunami, Shari Ishikawa
and Robert Young

"When it comes to ensuring reliable power to the families and businesses of Hawaii, our employees never rest. Through investments and upgrades, our company is taking positive steps to boost capabilities in virtually all areas of operation."

Robert Young
Manager, System Operation

reliability

BALANCING DEMAND WITH EFFICIENCY

As Hawaii's need for reliable power generation continues to grow, so does the need for faster access to information to speed solutions to problems when they occur.

In 2006, HECO took a quantum leap forward when its system operation dispatchers moved from their 1950s-era headquarters to the company's new $27 million, 16,800 square-foot Dispatch Center.

The nucleus of the Dispatch Center is the new Spectrum Power TG Energy Management System (EMS). In a very real sense the brain of the electric grid, the EMS controls the output of power generation units while balancing system demand with the need to attain optimum generation efficiency. Soon the EMS will be integrated with a new Outage Management System and Customer Information System that will enable employees to identify trouble spots more quickly and share information with affected customers as soon as possible.

REAL-TIME POWER MANAGEMENT

Developed by Siemens, a world leader in electronics and engineering, the EMS was customized to meet the specific needs of HECO and Oahu. In essence, the system talks to the key electrical grid components, including generating units, substations, and transformers. The information it gathers is then streamed onto a giant 8-foot by 48-foot digital display that enables real-time visualization of system status.



HECO system operation dispatchers can view electrical grids and output of each generator at HECO power plants as well as those of independent power producers. Key personnel at HECO power plants and other locations can also monitor the same system information using consoles connected to the Dispatch Center via the HECO Intranet.

HECO is proud of its tradition of service to Hawaii, and we continue to build on our past with innovations in power generation that will ensure we're able to continue to meet the growing need for energy well into the future. The new Dispatch Center is but one example of our commitment to the people and communities we serve.

PEOPLE BEHIND THE POWER

The new HECO Dispatch Center was more than three years in the making. The complex effort began under the leadership of vice president Chris Shirai and system operation manager Robert Young. Project manager Shari Ishikawa spearheaded overall coordination for planning, design, and construction. Among the many contributors, the fundamentals started with project manager Craig Naito and project engineer Sarie Uechi, who developed the building specifications. Developing technical EMS requirements, converting and improving existing data, and migrating to the new system were some of the most complicated aspects of bringing a new EMS online. This was the tough job of the HECO operating engineering team, led by senior engineer Peter Okunami. After countless late nights of painstaking work, the entire project team successfully achieved a seamless cutover to the new facility, maintaining reliable service to our customers throughout.

renewable

"If our country has learned one thing, it's that we must reduce our dependence on oil for energy. In an island state dependent on imported fossil fuel, HECO must strive to set the standard for use of renewable energy resources."

Leon Roose
System Planning Manager



From left to right:
Ron Cox, Kazuo Shirakawa, Leon Roose and Mike Ribao



HAWAIIAN ELECTRIC

BIOPOWER

Making the exciting switch to a new kind of clean fuel requires involvement from areas across the company. HECO's director of business and economic analysis Kazuo Shirakawa evaluates the economics of potential biofuel applications. To incorporate biofuels into future operations, system planning manager Leon Roose and power supply services manager Ron Cox lead the search for prospective suppliers of ethanol and biodiesel. On Maui, power supply manager Mike Ribao is piloting the operational testing with the goal to convert all existing diesel units to biodiesel at Ma'alaea, MECO's largest power plant.

A CONTINUING COMMITMENT TO RENEWABLE ENERGY

The rising price of oil, concerns about energy security, and increased emphasis on protecting the environment all drove home the importance of pursuing alternative energy sources once again in 2006. At HECO, harnessing more renewable energy from sources such as wind, sun, volcanoes, and water has been a focus for decades. We are committed to achieving ambitious state renewable portfolio standards requiring 20 percent renewable energy by the year 2020. Especially valuable for reliable service is clean energy from "firm" sources with 24-hour availability. Thus biofuels now have the promise to become an increasingly important contributor.

In 2006, HECO made a commitment to the state Consumer Advocate to operate its proposed Campbell Industrial Park generating station with 100 percent biofuels. If approved by the PUC, this is expected to be the first utility combustion turbine in the world to be run entirely with biofuels when completed in 2009. Taking a step in that direction, HECO has issued a request soliciting suppliers of either ethanol or biodiesel, with a preference for biofuels grown and refined in Hawaii.

The Campbell Industrial Park plant is expected to represent an estimated 110 MW of "green" power capacity. In the future, blends of biofuels and diesel may be used in existing diesel-fired units on Maui, the Big Island, and Oahu. To this end, MECO is testing biodiesel in place of standard diesel oil at its Ma'alaea Power Plant with the goal of converting its units to biodiesel. Use of blended biofuels with low and medium sulfur fuel oil used in plants on Oahu and the Big Island is also under review.

Biodiesel is currently being used in two of MECO's generating units during start-up and shut-down operations and for HECO, HELCO, and MECO diesel-powered fleet vehicles.

LOCAL FUELS, LOCAL BENEFITS

Beyond the value of biofuels as renewable energy, encouraging local production would protect open space in the islands, keeping it green with crops destined for use in energy production. It would also create new jobs in agriculture, manufacturing and other industries, and keep money in Hawaii by helping to grow a new, sustainable economic sector.

Hawaii's successful move to biofuels will take supportive efforts from all stakeholders, including policymakers, landowners, communities and the utilities. At Hawaiian Electric, we are committed to doing all we can to help our island home achieve these important benefits.




Hawaiian Electric Company

MECO's Ma'alaea power plant hopes to convert its existing diesel units to green biodiesel.

In 2006, HECO's neighbor island utilities received major boosts of wind power with the addition of two new wind farms. On the northernmost point of the island of Hawaii, Hawi Renewable Development completed a 10.56-megawatt wind farm (see photo). On Maui, a new 30-megawatt wind farm built on the ridges above Ma'alaea by Kaheawa Wind Partners became Hawaii's largest wind farm to date.





In 2006, HECO completed installation of Hawaii's longest 46-kilovolt underground and undersea sub-transmission cables. Using advanced, trenchless horizontal direction drilling, steel-encased conduits were pulled and laid at depths as great as 65 feet beneath the ocean bottom from Ford Island to the shores of Pearl Harbor. The project is a partnership with the military, HECO's largest customer, and provides needed electrical capacity for the redevelopment of Ford Island.





From left to right:
Stephanie Tome, Ron Richmond
and Jeslyn Kawabata

"Energy conservation isn't a new idea, but it's an increasingly vital part of our energy plan. HECO has long been committed to conservation programs that continue to prove themselves over time, as well as to new concepts that will help our customers save more in the future."

Ron Richmond
Customer Efficiency Programs Analyst

energy conservation

ENERGY SOLUTIONS AND REBATES

The HECO Energy Solutions program has enjoyed remarkable success since its inception in 1996. Now in its 10th year, the program has paid over $62 million in rebates to homes and businesses that have installed energy efficient equipment – solar water heating, lighting, cooling, motors, and more. These translate to a savings of more than 586 million kilowatthours per year or 970,000 barrels of oil.

HECO is proud to play a continuing role in making Hawaii the highest per capita user of home solar water heating systems in the nation. In 2006, the company's Energy Solutions for the Home program marked the installation of its 30,000th solar water heating system. Driven by new, more favorable state and federal tax incentives – in addition to the utility rebate and substantial promotional efforts – the utilities experienced a record year in the number of solar water heating systems installed.

The company also continued to offer rebates to commercial and industrial customers to reduce the upfront or retrofit costs of installing energy efficient equipment for lighting, motors, heating, and cooling. To make the rebate program more accessible to small businesses, HECO spearheaded the development of the Hawaii Energy Alliance (HEA), a new association of energy industry manufacturers, contractors, and vendors.

HECO ENERGY EFFICIENCY AWARDS

HECO's biannual Energy Efficiency Awards recognize businesses that have successfully adopted innovative energy efficiency solutions. In 2006, nine projects were added to the list of honorees. Together, they realized an estimated savings of $1.7 million in annual energy costs, aided by almost $900,000 in HECO rebates.

The Project of the Year award went to Punahou School's Case Middle School, named after its benefactor, Punahou graduate and former AOL chairman Steve Case. The school incorporated solar to generate electricity and used sustainable design features, including recycled building material and energy-saving air conditioning and lighting. The combination of green design and conservation practices beyond energy use also earned the Case Middle School the Innovation in Design award for new construction. The largest rebate went to Sheraton Hotels Hawaii, which upgraded four of its properties with guest room energy management systems. The HECO rebate of close to $230,000 defrayed part of the cost of energy efficient upgrades that will save the Sheraton over $500,000 in annual electricity costs.

ALL SOLAR SUBDIVISIONS

HECO, HELCO, and MECO continue to work with new home developers and builders to incorporate solar water heating systems in their projects. On Maui, energy efficiency program manager Stephanie Tome registered the best back-to-back years for MECO's residential solar water heating program. At HELCO, energy services analyst Jeslyn Kawabata continues to promote all-solar home building. On Oahu, customer efficiency analyst Ron Richmond reports a 53 percent increase in solar installations in 2006 compared to the year before.



"Hawaii is more than just a place where HECO does business. It's our home. When you think about it that way, it makes sense that our employees work hard to make our home a better place."

Mike Carberry
Environmental Scientist



From left to right:
Mike Carberry, Stephanie Sakurai, Kirk Tomita and Derrick Fenske

KEEPING IT CLEAN

Protecting Hawaii's special environment is an integral part of HECO's daily operations. Environmental scientist Mike Carberry is responsible for the environmental monitoring program at the Kahe Power Plant on Oahu. An oceanographer by training, Mike – together with senior environmental scientist Kirk Tomita – is charged with managing HECO's compliance with the Clean Water and Oil Pollution Acts. Environmental specialist Derrick Fenske, a licensed boat captain and a member of the U.S. Navy Reserve, is a key member of HECO's water monitoring program. Senior environmental scientist Stephanie Sakurai oversees compliance with all environmental rules and regulations. Together, they are part of a team ensuring that sensitivity to the environment is part of every employee's job.

GET THE DRIFT AND BAG IT

HECO views environmental stewardship as a core responsibility. For the past 16 years, the company's environmental department has taken the lead in cleaning up Leeward Coast beaches as part of the national Get the Drift and Bag It beach clean-up program.

Get the Drift and Bag It is no picnic. Organizers rise at 4 a.m., set up the clean-up command center, and proceed with the work of organizing volunteers and supplies and coordinating the removal of bags filled with trash. Every year, dozens of truckloads of trash are hauled away, including pickups filled with discarded tires, metal, and other debris. In keeping with the environmental theme, the group's machine for making the "shaved ice" treat for volunteers is solar-powered.

PROTECTING OCEAN RESOURCES

HECO's commitment to the environment extends beyond the beach. Our environmental scientists also make sure that land and water around our HECO, HELCO, and MECO power plants are protected and safe. Each year, they regularly perform numerous water quality tests to ensure that plant operations are environmentally sound and comply with operating permits. A very sensitive water quality test uses sea urchins to test the potential toxicity of the plants' water discharges. Sea urchin sperm and eggs are mixed in test tubes with water. If the water is even mildly polluted, the sperm can die, resulting in a low fertilization rate. If the water is clean, as it normally is, testing will show that eggs will attain the desired fertilization rate. Happily, there's no shortage of sea urchins in Hawaii.



HECO has also positioned coral monitoring stations offshore from Kahe Beach as part of an effort to ensure that coral reefs are not being harmed by operation of the company's Kahe Power Plant. The Kahe coral monitoring program, believed to be the longest, continuously running program in the world, confirms that the coral reefs in the area are thriving. But you can never be too careful. Additional fish monitoring stations are now being planned as part of a community benefits program for HECO's proposed new generating station. Results of the monitoring effort will be reported as part of an agreement with the nearby community.




LIVE ENERGY LITE
Hawaiian Electric Company, Inc.
HECO

Reminding customers to "Live Energy Lite," HECO employee volunteers come out in full force to share money-saving energy tips and important renewable energy information at HECO In Your Community energy fairs throughout the year.



In partnership with the Natural Energy Laboratory of Hawaii Authority (NELHA), HECO's Hawaii island utility, HELCO, installed two 20-kilowatt photovoltaic systems at NELHA's Gateway Energy Center.

Hawaiian Electric Company








HECO

Hawaiian Electric Company, Inc. and Subsidiaries

condensed consolidated statements of income

Years ended December 31	2006	2005	2004
(in millions)			
Operating revenues	$ 2,050	$ 1,802	$ 1,547
Operating expenses			
Fuel oil	782	640	483
Purchased power	507	458	399
Other operation	187	173	157
Maintenance	90	82	78
Depreciation	130	123	115
Taxes, other than income taxes	190	167	144
Income taxes	47	45	50
	1,933	1,688	1,426
Operating income	117	114	121
Other income	10	8	9
Income before interest and other charges	127	122	130
Interest and other charges	51	48	48
Income before preferred stock dividends of HECO	76	74	82
Preferred stock dividends of HECO	1	1	1
Net income for common stock	$ 75	$ 73	$ 81

condensed consolidated balance sheets

December 31	2006	2005
(in millions)		
Assets		
Utility plant, at cost	$ 4,134	$ 3,930
Less accumulated depreciation	(1,559)	(1,457)
Net utility plant	2,575	2,473
Accounts receivable including unbilled revenues, net	222	230
Fuel, materials and supplies inventory, at average cost	95	112
Prepayments and other current assets	14	115
Total current assets	331	457
Regulatory assets	112	111
Unamortized debt expense and other noncurrent assets	45	40
	$ 3,063	$ 3,081
Capitalization and liabilities		
Common stock equity*	$ 958	$ 1,039
Cumulative preferred stock not subject to mandatory redemption	34	34
Long-term debt, net	766	766
Total capitalization	1,758	1,839
Short-term borrowings from nonaffiliates and affiliate	113	136
Accounts payable	103	122
Other current liabilities	205	181
Total current liabilities	421	439
Deferred income taxes and unamortized tax credits	176	264
Regulatory liabilities	241	219
Other noncurrent liabilities	190	64
Contributions in aid of construction	277	256
	$ 3,063	$ 3,081

* Common stock equity as of December 31, 2006 included a $127 million charge by reason of the application of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

These condensed consolidated financial statements should be read in conjunction with the electric utility subsidiary note in the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 24, 2007, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2006.

utility operations

Operating Income*
(millions of dollars)


150
100
50
0
117
02 03 04 05 06

* Includes income taxes and excludes net other income

Net Income
(millions of dollars)


100
75
50
25
0
75
02 03 04 05 06

Return on Average Common Equity
(percent)


12
9
6
3
0
7.5
02 03 04 05 06

Kilowatthour Sales
(billions)


12
9
6
3
0
10
02
06 07
11
Forecast

Major Expenses
(millions of dollars)


275
220
165
110
55
0
260
130
190
O&M*
Depreciation
Taxes, other than income

☐ 2004 ■ 2005 ☐ 2006

* Other than fuel, purchased power and demand-side management costs

Net Capital Expenditures*
(millions of dollars)


275
220
165
110
55
0
171
02
06 07
11
Forecast

* Net of allowance for funds used during construction and contributions in aid of construction

Peak Demand and Capability
(megawatts x 1000)


2.5
2.0
1.5
1.0
.5
0
2.2
02
06 07
11
Forecast

☐ Firm purchased capability
☐ Net generating capability
● Net peak demand

Oahu Generating Unit Availability vs. Industry Average
(percent)


100
90
80
70
60
50
40
86.5
02 03 04 05 06*

☐ Unit availability
● Industry average

* Industry average not available

Source: North American Electric Reliability Council

banking

- Serving Hawaii for more than 80 years, American Savings Bank has the state's second largest branch network of 64 branches and nearly 200 automated teller machines on five Hawaiian islands.

- Named "Best Bank" by readers of The Honolulu Advertiser in the 2006 Best of the Best People's Choice Awards, American Savings Bank offers a full range of financial products and services, including commercial banking, consumer deposits, loans, insurance, and investments.

- American has the most convenient banking hours in the state with more branches that are open seven days a week.

- Always looking to launch unique products that best suit our customers' needs, American was the first bank in Hawaii to provide free identity theft recovery services to its consumer checking customers and the first to offer a combined rewards program for debit and credit cards.

- Employees at American Savings Bank are committed to "being involved" and making a positive difference in their communities, volunteering over 5,000 hours of sweat equity to schools and nonprofits.


AMERICAN
Savings Bank

Constance H. Lau
Chairman, President and Chief Executive Officer
American Savings Bank, F.S.B.



From left to right:
Chris Scanlan and Gabe Lee

AMERICAN Savings Bank

"Customer needs and expectations are always changing. At American Savings Bank, we not only respond to those needs, but also offer customers new solutions that anticipate their future needs. That's how you build long-term relationships."

Gabe Lee
Senior Vice President, Commercial Markets

relationships

BUILDING BUSINESSES WITH BIG RESULTS

In banking, customer relationships aren't given. They must be earned through responsive, proven performance and by delivering solutions that meet customer needs. At American Savings Bank, we consider ourselves advocates for our customers. In practice, that finds our commercial banking officers dedicating themselves to working cooperatively to construct business partnerships that are mutually beneficial to customers and the bank.

In 2006, American Savings Bank continued to build on its successful strategy of new commercial customer acquisition by offering strong relationship management and by getting the word out that the bank is a business specialist. Those efforts paid dividends in the form of a 9.3 percent year-over-year increase in commercial loan balances.

Helping Hawaii's businesses is the best way we know to support not only large and small businesses themselves, but also our island economy and our surrounding communities.

THE RIGHT CHOICE FOR BUSINESS

American Savings Bank is known for going the extra mile to learn the nuances of our customers' businesses. It's a philosophy that has helped make us the right choice as a financial partner for businesses in a host of industries, including wholesale and retail operations, food services, and healthcare, to name just a few.

One example of the bank's experience in food services was its selection as lead bank in preparing a structured financing package for Scanlan Management LLC, which enabled the company to purchase 25 Jack in the Box stores in Hawaii as well as open a new store in Kunia. The franchise owner, who has extensive experience operating multiple quick service restaurants in Hawaii, knew the bank from its role in facilitating financing for a prior company.

Working with many of Hawaii's leading businesses requires commercial banking officers of the highest caliber, and the bank continues to attract quality relationship officers, respected professionals who understand the needs of business owners and managers, and who prove their commitment through the comprehensive, personalized services they provide.

JACK IN THE ISLANDS

Gabe Lee, American Savings Bank senior vice president of commercial markets, worked with new Jack in the Box franchise owner Chris Scanlan to develop a structured financing plan to purchase the chain's Hawaii restaurants and fund future expansion including airports and military retail establishments. "American Savings Bank took the time to understand our industry and address our growing needs, helping to simplify my life as a business owner," said Scanlan.



OREO
TACOS
99¢

2 growth

"There are numerous ways to define growth. Economic growth is important because when communities are healthy, the people who live there typically thrive as well. That's why we put so much effort into building the communities we serve."

Marlene Lum
Senior Vice President, Residential Lending



From left to right:
Kaulana Park, Ben Henderson, Marlene Lum and Micah Kane

MAKING THINGS RIGHT
American Savings Bank's legal and residential loan departments, the Department of Hawaiian Home Lands (DHHL), and Mortgage Guaranty Insurance Corporation (MGIC) worked together for two years in a successful effort to amend state laws to allow expanded financing options for those in the Ho'olako Pono program. "It created a win-win program for the Hawaiian community and the bank," said Micah Kane, director of the Department of Hawaiian Home Lands. "Every day we work to provide home ownership opportunities for native Hawaiians and American Savings Bank has been a great partner in this effort."



GROWING TECHNOLOGY ON MAUI

Technology is considered a long-term growth industry for Hawaii. But for technology to thrive, facilities must be built to accommodate growing technology companies. On Maui, American Savings Bank's commercial real estate lending division played a key role in that effort, providing financing for the 32,000-square-foot Maui Economic Development Board (MEDB) building in the Maui Research and Technology Park.

The new facility, which has already opened to new tenants, adds 30 percent more space to Maui Research & Development Park's 102,000 square feet of total work area. Because MEDB is a nonprofit organization responsible for diversifying Maui's economy, project financing also resulted in a Community Reinvestment Act (CRA) credit for the bank as well as new business for one of its sister companies, Maui Electric Company, Limited.



Since 2001, when the commercial real estate loan division began its transformation into a major line of business for the bank, it has grown to become one of the major local lenders in both the construction and income property lending markets in Hawaii, and a preferred alternative for Hawaii businesses.

Last year, commercial real estate loan production resulted in double-digit growth of the commercial real estate loan portfolio over the previous year, which is directly attributable to a staff that possesses more than 100 years of combined experience along with the reputation for being among Hawaii's most experienced commercial real estate lending teams.

HOME LOANS TO NATIVE HAWAIIANS

In 2006, American Savings Bank marked the first anniversary of its successful Ho'olako Pono home loan program. The first program to offer construction loans and mortgages to native Hawaiian lessees of the Department of Hawaiian Home Lands (DHHL), it awarded more than $5 million in loans and helped 28 families achieve home ownership during its first year, and an additional $17 million in loans are in the pipeline.

Ho'olako Pono loans can be used to purchase a home, finance new home construction, or refinance an existing home mortgage. The maximum loan available under the program is $539,475. Mortgage Guaranty Insurance Corporation (MGIC) mortgage insurance makes it possible to offer lessees the option of higher loan amounts. Previously, only limited and expensive federally-insured mortgages were available to native Hawaiians living on DHHL land.


AMERICAN
Savings Bank
AMERICAN
2006
Best
of the Best
The Honolulu Advertiser
OFFICIAL
People's Choice Awards

The Pearl City Wal-Mart branch staff volunteers their time to beautify the campus at Pearl City High School – part of "Hawaii 3Rs" initiative: restore, repair and renovate Hawaii's public schools.





Shred-





MEET THE EXPERTS
AMERICAN
Savings Bank
WIN
$500.00
SERVCO

As the platinum sponsor of the Building Industry Association's "Remodel It Right" show, American Savings Bank is committed to helping those build or remodel their dream home.




Zippy's
AMERICAN

From left to right:
Riley Mende, Jason Higa,
Charlie Higa, Abel Malczon
and David Hudson

"The secret to successful banking is to be there for customers. Whether it's being there when a customer has a question, or providing access to an ATM when they need cash, we strive to be there when our customers need us."

David Hudson
Senior Vice President, Retail Sales & Service

convenience

THE CONVENIENCE OF PERSONAL BANKING

The foundation of a successful bank is the quality of the relationships it shares with customers. To help grow and enhance those relationships, American Savings Bank opened its first personal banking branch, where the focus is on relationship banking. The new full-service branch, located in the Pearl City Wal-Mart, provides customers convenient access to the expertise of a personal banker who can work with them one-on-one to assess financial goals and provide specialized attention for new accounts, loans, investments, or other financial products.

For simple transactions such as deposits and withdrawals, the branch also offers ATMs and Express Teller boxes and promotes alternative self-banking channels such as online banking and telephone banking.


AMERICAN
Jan 25, 2006
Hawaii 3R's/Pearl City High School $5,000
Five Thousand and 00/100

The Pearl City Wal-Mart branch proved to be American Savings Bank's most successful branch opening ever, based on total deposits brought in during the first quarter. This is the third American Savings Bank branch located in a Wal-Mart store. In the tradition of opening a branch, American Savings Bank presented a $5,000 grant to the Hawaii 3Rs program for maintenance and repairs at Pearl City High School, a neighboring school in the community.

NEXT STOP ZIPPY'S FOR FAST CASH

For many American Savings Bank customers, convenience starts with easy access to their money when and where they need it. That's why the bank works hard to make sure its ATM machines are in the locations our customers visit most. The bank's ATM network now extends to nearly 200 locations – including 21 Zippy's Restaurants, which received new, stand-alone machines in 2006.

"Zippy's is an ideal partner," said Constance Lau, chairman, president and CEO of American Savings Bank. "Our goal is to provide convenience to the people of Hawaii, and Zippy's is a great place to do that. People love to dine there, pick up food for a potluck, and redeem all those fundraiser chili tickets. Our new ATMs give Zippy's customers quick access to funds and allow us to serve a larger segment of Hawaii's population."

American Savings Bank also has ATM partnerships with Times Supermarkets, Foodland and Sack N Save, Price Busters, and Wal-Mart stores in Honolulu, Pearl City, and Kahului, Maui. American has more branches open longer hours during the week and on weekends than any other bank in Hawaii.

A NATURAL FIT

The installation of American Savings Bank ATMs in Zippy's Restaurants is emblematic of the bank's effort to locate its machines in places where people gather. It also makes sense for Zippy's. "It's a natural fit," said Jason Higa, CEO of Zippy's Restaurants. "Adding American Savings Bank ATMs to our restaurants gives our customers that extra edge of convenience."


ERICAN

involved

"American Savings Bank is deeply devoted to the communities in which we do business, because the health of those communities directly affects our performance as a bank. But beyond that, contributing to the community is simply the right thing to do."

Anna Marie Springer
Senior Vice President, Community Liaison



From left to right:
Janelle Fukumoto, Xiaomeng Hu, Janice Nguyen and Anna Marie Springer

AMERICAN Savings Bank

SCHOLARSHIP WINNERS

American Savings Bank's community development team revitalized its American Scholars scholarship program to provide additional assistance to students enrolled at four-year colleges and universities. The bank's 2006 scholarship recipients are: Janice Nguyen, Farrington High School, Hawaii Pacific University; Xiaomeng Hu, Moanalua High School, University of Pennsylvania; and Janelle Fukumoto, Iolani School, University of Pennsylvania.

AMERICAN SCHOLARS PROGRAM

At a time when college costs continue to spiral, American Savings Bank is working to make the dream of higher education a reality for deserving Hawaii students. In 2006, the bank revitalized its American Scholars community scholarship program to give recipients the opportunity to renew the scholarship for up to four years and get hands-on experience through an intensive, paid internship program supervised by a bank employee mentor.

Under the enhanced scholarship program, American Savings Bank will provide a multi-year scholarship of $5,000 per year for up to four years and a total of $20,000 per student. Previously, the program was limited to a one-year, $3,000 scholarship.

A paid internship is available to students during their junior or senior year and includes exposure to various bank operations, opportunities to meet with executives, and a written evaluation at the close of the internship. Students are paired with a mentor to ensure a quality internship experience, which gives the student a chance to ask questions and learn about the career opportunities offered by the bank.

PLANTING 80 SEEDS OF SERVICE MARCHES ON

Planting 80 Seeds of Service, an employee volunteer program created in 2005 to commemorate the bank's 80th anniversary, grew to become a full-fledged tradition in 2006. Conceived by residential loan officer Vianne Tabata, the program fielded more than 80 volunteer teams to work on beautification projects and other improvements at schools around the state.

At Kipapa Elementary School in Mililani, employees from the technology department devoted time to landscaping, painting, and power-washing. "When your school looks fresh and well-maintained, everyone feels more pride in being there," said Bruce Naguwa, the school's principal. "We are so thankful to the volunteers from American Savings Bank for their huge contribution to our school. Their efforts have added a positive touch to our learning environment. We truly appreciate American Savings Bank's commitment to education, and to the children of Kipapa Elementary School."



Branches from Kona and Kauai to Haleiwa and Manoa, and departments from corporate banking to technology solutions were involved in the program. Employees also broadened their efforts and volunteered time and service to nonprofit organizations, including the Kaunoa Senior Center, YWCA Fernhurst Housing, and the Boys and Girls Club of Hawaii.



Grand prize winner Damien Porras-Montiho gladly accepts a $10,000 dream vacation package from Marlene Lum, senior vice president, residential lending.


AMERICAN
Savings Bank

Bank senior management, along with past winners of the bank's *kalo* (taro) award – which recognizes employees who best represent the bank's values – participate in a *lo'i* (irrigated taro terrace) experience in Punalu'u.



American Savings Bank, F.S.B. and Subsidiaries

condensed consolidated statements of income

Years ended December 31	2006	2005	2004
(in millions)			
Interest and dividend income			
Interest and fees on loans	$ 232	$ 205	$ 185
Interest and dividends on mortgage-related and investment securities	117	126	122
	349	331	307
Interest expense			
Interest on deposit liabilities	74	52	47
Interest on borrowings	72	69	66
	146	121	113
Net interest income	203	210	194
Provision (reversal of allowance) for loan losses	2	(3)	(8)
Net interest income after provision (reversal of allowance) for loan losses	201	213	202
Noninterest income			
Fees from other financial services and other fee income	54	53	52
Other	6	4	5
	60	57	57
Noninterest expense			
Compensation and employee benefits	68	69	65
Other	104	96	89
	172	165	154
Income before income taxes and minority interests	89	105	105
Income taxes and minority interests	33	40	59
Income before preferred stock dividends	56	65	46
Preferred stock dividends	–	–	5
Net income for common stock	$ 56	$ 65	$ 41

condensed consolidated balance sheets

December 31	2006	2005
(in millions)		
Assets		
Available-for-sale investment and mortgage-related securities	$ 2,367	$ 2,629
Loans receivable, net	3,780	3,567
Other	661	639
	$ 6,808	$ 6,835
Liabilities and stockholders' equity		
Liabilities		
Deposit liabilities	$ 4,576	$ 4,557
Other borrowings	1,569	1,623
Other	103	98
	6,248	6,278
Common stock equity	560	557
	$ 6,808	$ 6,835

These condensed consolidated financial statements should be read in conjunction with the bank subsidiary note in the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 24, 2007, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. for the year ended December 31, 2006.

bank operations

Net Income
(millions of dollars)



75
50
25
0
56
02 03 04(1) 05 06

Return on Assets*
(percent)



1.00
0.75
0.50
0.25
0
0.82
02 03 04(1) 05 06

* Net income for common stock divided by average total assets

Net Interest Income
(millions of dollars)



225
180
135
90
45
0
203
02 03 04 05 06

Noninterest Income
(millions of dollars)



60
40
20
0
60
02 03 04 05 06

● Fee income

Tangible Efficiency Ratio*
(percent)



80
60
40
20
0
65
02 03 04 05 06

* Represents the cost of earning a dollar of revenue

Total Deposits
(billions of dollars)



5
4
3
2
1
0
4.6
02 03 04 05 06

Nonperforming Assets to Total Assets
(percent)



1.00
0.75
0.50
0.25
0
0.03
02 03 04 05 06

Source: Thrift Financial Report

Regulatory Capital at December 31, 2006
(percent)



16
12
8
4
0
7.6
13.9
14.7
Leverage
Tier-1 risk-based
Total risk-based

□ Required to be considered "Well-Capitalized"
□ Actual

(1) 2004 net income included a $20 million charge to settle a tax dispute with the State of Hawaii concerning the deductibility of dividends from the bank's real estate investment trust subsidiary for the tax years 1999 through 2004

the hawaii economy

- The success of HEI's operating results is significantly influenced by the overall health of the Hawaii economy.
- Hawaii economic growth is estimated to be 2.7 percent in 2006 and expected to further moderate to 2.6 percent in 2007 and 2.5 percent in 2008.








6
4
2
0
3.4
2.7E
99
02
04
06

Real Economic Growth Trends: Hawaii GSP vs. U.S. GDP
(percent)

U.S.
Hawaii
E Estimate

Sources: State of Hawaii Dept. of Business, Economic Development and Tourism (DBEDT) and U.S. Dept. of Commerce, Bureau of Economic Analysis


15
10
5
0
12E
7.4
97
00
03
06

Visitor Expenditures
(billions of dollars)
and Arrivals
(millions)

Expenditures
International visitors
Domestic visitors

E Estimate

Source: DBEDT

- In 2006, visitor expenditures set a new record of $12 billion, a 2.9 percent increase over 2005.
- Appropriations for FY 2007 defense projects total nearly $622 million, including a military construction program of $208 million.




15
10
5
0
14
97
00
03
06

Federal Government Spending in Hawaii
(billions of dollars)

Note: 2005 and 2006 are estimated based on average growth rates for the previous five years.

Source: DBEDT



Flower lei are a tradition of aloha in Hawaii.



The beautiful, 442-foot 'Akaka Falls is located on Kolekole Stream in Hilo.





A great day to enjoy Makapu'u Beach on Oahu.





Kilauea Volcano's Pu'u O'o vent spews molten lava on the Big Island.

report of independent registered public accounting firm

The Board of Directors and Shareholders
Hawaiian Electric Industries, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries (Company) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented herein); and in our report dated February 28, 2007, we expressed an unqualified opinion on those consolidated financial statements. Our report refers to the Company's adoption of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), Share-Based Payment, and SFAS No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R), at January 1, 2006 and December 31, 2006, respectively.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statement from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Hawaiian Electric Industries, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Honolulu, Hawaii
February 28, 2007

Hawaiian Electric Industries, Inc. and Subsidiaries

condensed consolidated statements of income

Years ended December 31 (in millions, except per share amounts)	2006	2005	2004
Revenues			
Electric utility	$ 2,055	$ 1,807	$ 1,551
Bank	408	388	364
Other	(2)	21	9
	2,461	2,216	1,924
Expenses			
Electric utility	1,888	1,645	1,377
Bank	320	283	259
Other	14	17	17
	2,222	1,945	1,653
Operating income (loss)			
Electric utility	167	162	174
Bank	88	105	105
Other	(16)	4	(8)
	239	271	271
Interest expense – other than bank	(76)	(75)	(77)
Other income, net	8	5	6
Income from continuing operations before income taxes	171	201	200
Income taxes	63	73	92
Income from continuing operations	108	128	108
Discontinued operations – gain (loss) on disposal, net of income taxes	-	(1)	2
Net income	$ 108	$ 127	$ 110
Basic earnings (loss) per common share			
Continuing operations	$ 1.33	$ 1.58	$ 1.36
Discontinued operations	-	(0.01)	0.02
	$ 1.33	$ 1.57	$ 1.38
Diluted earnings (loss) per common share			
Continuing operations	$ 1.33	$ 1.57	$ 1.36
Discontinued operations	-	(0.01)	0.02
	$ 1.33	$ 1.56	$ 1.38
Dividends per common share	$ 1.24	$ 1.24	$ 1.24
Weighted-average number of common shares outstanding			
Basic	81.1	80.8	79.6
Diluted	81.4	81.2	79.7

condensed consolidated statements of changes in stockholders' equity

Years ended December 31 (in millions)	2006	2005	2004
Stockholders' equity, January 1	$ 1,217	$ 1,211	$ 1,089
Net income	108	127	110
Other comprehensive loss*	(138)	(30)	(11)
Issuance of common stock, net	9	9	121
Common stock dividends	(101)	(100)	(98)
Stockholders' equity, December 31*	$ 1,095	$ 1,217	$ 1,211

* Accumulated other comprehensive loss in 2006 and stockholders' equity as of December 31, 2006 included a $140 million charge by reason of the application of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

These condensed consolidated financial statements should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 24, 2007, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2006.

Hawaiian Electric Industries, Inc. and Subsidiaries

condensed consolidated balance sheets

December 31 (in millions)	2006	2005
Assets		
Available-for-sale investment and mortgage-related securities	$ 2,367	$ 2,629
Loans receivable, net	3,780	3,567
Property, plant and equipment, net	2,647	2,543
Other	1,097	1,213
	$ 9,891	$ 9,952
Liabilities and stockholders' equity		
Liabilities		
Deposit liabilities	$ 4,576	$ 4,557
Other bank borrowings	1,569	1,623
Long-term debt, net	1,133	1,143
Other	1,484	1,378
	8,762	8,701
Minority interests	34	34
Stockholders' equity*	1,095	1,217
	$ 9,891	$ 9,952

assets by segment

December 31 (in millions)	2006	2005
Electric utility	$ 3,063	$ 3,081
Bank	6,808	6,835
Other	20	36
	$ 9,891	$ 9,952

condensed consolidated statements of cash flows

Years ended December 31 (in millions)	2006	2005	2004
Cash flows from operating activities			
Net income	$ 108	$ 127	$ 110
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation of property, plant and equipment	141	134	126
Other, net	37	(43)	8
Net cash provided by operating activities	286	218	244
Net cash used in investing activities	(141)	(202)	(540)
Net cash provided by (used in) financing activities	(105)	22	188
Net cash provided by (used in) discontinued operations	8	(3)	2
Net increase (decrease) in cash and equivalents and federal funds sold	48	35	(106)
Cash and equivalents and federal funds sold, January 1	209	174	280
Cash and equivalents and federal funds sold, December 31	$ 257	$ 209	$ 174

* Stockholders' equity as of December 31, 2006 included a $140 million charge by reason of the application of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)."

These condensed consolidated financial statements and segment information should be read in conjunction with the complete consolidated financial statements presented in Appendix A to the Proxy Statement prepared for the annual meeting of shareholders to be held on April 24, 2007, and the additional information presented in the Form 10-K for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc. for the year ended December 31, 2006.

annual report of management on internal control over financial reporting

The Board of Directors and Shareholders
Hawaiian Electric Industries, Inc.:

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as amended. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of its consolidated financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2006 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2006.

KPMG LLP, an independent registered public accounting firm, has issued an audit report on management's assessment of the Company's internal control over financial reporting as of December 31, 2006. This report appears on page 41.

Constance H. Lau
President and
Chief Executive Officer

Eric K. Yeaman
Financial Vice President,
Treasurer and
Chief Financial Officer

Curtis Y. Harada
Controller and
Chief Accounting Officer

February 28, 2007

report of independent registered public accounting firm on internal control over financial reporting

The Board of Directors and Shareholders
Hawaiian Electric Industries, Inc.:

We have audited management's assessment, included in the accompanying annual report of management on internal control over financial reporting, that Hawaiian Electric Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Hawaiian Electric Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Hawaiian Electric Industries, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Also, in our opinion, Hawaiian Electric Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Hawaiian Electric Industries, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented herein), and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Honolulu, Hawaii
February 28, 2007



HEI directors



Jeffrey N. Watanabe, 64(1)

Senior Partner, Watanabe Ing & Komeiji LLP
1987

Mr. Watanabe graduated with a bachelor's degree from the University of California at Berkeley and a juris doctor degree from the George Washington University Law Center. In addition to sitting on the boards of a number of for-profit corporations in Hawaii and the mainland U.S., he serves as a trustee on numerous nonprofit boards, including The Sesame Workshop, the Consuelo Foundation and The Nature Conservancy of Hawaii.

Constance H. Lau, 54(1)

President and Chief Executive Officer,
Hawaiian Electric Industries, Inc.

Chairman,
Hawaiian Electric Company, Inc.

Chairman,
President and Chief Executive Officer,
American Savings Bank, F.S.B.
2001

Ms. Lau earned her bachelor of science degree at Yale University, her juris doctor law degree from the University of California Hastings College of the Law and received her master's in business administration from Stanford University's Graduate School of Business. Ms. Lau believes in actively supporting the community and is a trustee or director of several educational and nonprofit organizations including Punahou School, the Hawaii Business Roundtable, Charles Reed Bishop Trust, the Consuelo Zobel Alger Foundation and the Maunalani Foundation.





Don E. Carroll, 65(3)

Retired Chairman, Oceanic Cablevision
1996

Mr. Carroll holds a bachelor's degree in psychology from San Jose State University and a master of business administration degree from Harvard University Graduate School of Business. Mr. Carroll serves on the boards of directors of the Boy Scouts Aloha Council, the American Red Cross (Hawaii Chapter), Pacific Guardian Life Insurance Company and Island Insurance, and is a member of Oceanic Cablevision's advisory board.



Shirley J. Daniel, Ph.D., 53(2)

Professor of Accountancy,
University of Hawaii-Manoa
2002

Dr. Daniel earned her bachelor's, master's and doctorate degrees in accounting from Oklahoma State University. She is a certified public accountant and past president of the Hawaii Society of Certified Public Accountants, as well as a member of the American Institute of Certified Public Accountants. She is a devoted advocate of higher education of Hawaii's youth, raising funds to support programs that help low-income youth prepare for and succeed in college.

Year denotes year of first election to the board of directors

Committees of the board of directors:

(1) Executive
Jeffrey N. Watanabe, Chairman

(2) Audit
Diane J. Plotts, Chairman

(3) Compensation
Bill D. Mills, Chairman

(4) Nominating & Corporate Governance
Kelvin H. Taketa, Chairman

Information as of February 28, 2007





Admiral Thomas B. Fargo, USN (Retired), 58[2]
President, Trex Enterprises Corporation
Former Commander of the U.S. Pacific Command
2005

Admiral Fargo is a 1970 graduate of the U.S. Naval Academy. As Commander of the U.S. Pacific Command he was responsible for political-military relations and direction of all Army, Navy, Marine Corps and Air Force operations across Asia and the Pacific and Indian Oceans. Admiral Fargo is chairman of LOEA Corporation and SAGO Systems. He serves on the Iolani School board of governors and the Japan-America Society of Hawaii board of directors.



Victor Hao Li, S.J.D., 65[3]
Co-chairman, Asia Pacific Consulting Group
1988

Dr. Li came to the U.S. in 1947 from Hong Kong. He received a bachelor's in mathematics and a doctorate in jurisprudence from Columbia University. He also holds a master of law and doctor of juridical science degrees from Harvard Law School. Dr. Li is a consultant on business dealings with China and is a lecturer on Chinese law, U.S.-China relations and trade with China at universities and civic organizations throughout the U.S. He is a member of the board of directors of the Japan-American Institute of Management Science. He is also president of Li Xing Foundation and Li Xing School.





Bill D. Mills, 55[1, 3, 4]
Chairman, The Mills Group
1988

Mr. Mills graduated from the University of Richmond in Richmond, Virginia. In 1986, he moved to Hawaii as chairman of Oceanic Properties/Castle & Cooke Land. The Mills Group, formed in 1989, has made significant investments, primarily in real estate. Mr. Mills holds various directorships, including Grace Pacific Corporation, Hawaii Pacific University, Hawaii Public Television and The Nature Conservancy of Hawaii. He also serves on the Iolani School board of governors and St. Andrew's Priory board of trustees.



A. Maurice Myers, 66[3]
Retired Chairman, President and Chief Executive Officer, Waste Management, Inc.
1991

Mr. Myers is a retired corporate executive, specializing in restructuring. Most recently he was chairman, president and CEO of Waste Management in Houston, Texas, retiring in 2004. Earlier he was chairman, president and CEO of Yellow Corporation and president of America West Airlines. He was president and CEO of Aloha Airlines from 1986 until 1993. Mr. Myers is a Distinguished Alumnus of both California State University Fullerton (Bachelor's Degree) and California State University, Long Beach (MBA). He is a director of Tesoro Petroleum Corporation and BIS Cleanaway in Australia. He serves on the advisory boards of Time Warner Oceanic Cablevision and SubZero/Wolf.



HEI directors



Diane J. Plotts, 71[1,2,3]
Business Advisor
1987

Ms. Plotts received a bachelor of science degree in accounting from San Jose State University. She is currently a trustee of the Kamehameha Schools. Ms. Plotts has 30 years of hotel development experience as a general partner of Hemmeter Investment Company.



James K. Scott, Ed.D., 55[2]
President, Punahou School
1995

Dr. Scott earned a bachelor's degree in political science from Stanford University, a master's degree in private school leadership from the University of San Francisco, and master's and doctorate degrees in administration, planning and social policy from Harvard University. He is a trustee of the Barstow Foundation and Blood Bank of Hawaii. Dr. Scott also serves as a director of the Hawaii Association of Independent Schools, Hawaii Public Television, Pacific Asian Affairs Council and is chairman of the Secondary School Admission Test Board.



Kelvin H. Taketa, 52[4]
President and Chief Executive Officer, Hawaii Community Foundation
1993

Mr. Taketa graduated from Colorado College and Hastings College of the Law. Under his direction, Hawaii Community Foundation has become a leader in philanthropy, providing charitable services to donors and strategic grant making to support nonprofit agencies. He serves on several business and nonprofit agency boards, including Grove Farm Company, Inc. and Civic Ventures. He is a director of Sunrise Capital, Inc., a private equity aquaculture company.



Barry K. Taniguchi, 59[2]
President and Chief Executive Officer, KTA Super Stores
2004

Mr. Taniguchi earned his bachelor of business administration degree from the University of Hawaii. He is a certified public accountant (not in public practice). He serves on numerous nonprofit boards on Oahu and the Big Island, including the Hawaii Community Foundation, Hawaii Food Industry Association and the Hawaii Island Economic Development Board.

Year denotes year of first election to the board of directors

Committees of the board of directors:

(1) Executive
Jeffrey N. Watanabe, Chairman

(2) Audit
Diane J. Plotts, Chairman

(3) Compensation
Bill D. Mills, Chairman

(4) Nominating & Corporate Governance
Kelvin H. Taketa, Chairman

Information as of February 28, 2007



hawaiian electric company directors



David C. Cole, 54
Chairman, President and Chief Executive Officer, Maui Land & Pineapple Company, Inc.
2006

Mr. Cole received his bachelor of arts degree in liberal studies from the University of Hawaii at Manoa. Over the past 25 years, he has been active in industries related to publishing, communications, software, online services and consumer products where he specializes in corporate strategy, finance and hyper-growth management. He serves on a number of nonprofit boards, including The Nature Conservancy of Hawaii, Sesame Workshop and the Chancellor's Advisory Committee of Maui Community College.



Bert A. Kobayashi, Jr., 36
President and Chief Executive Officer, Kobayashi Group, LLC
2006

Mr. Kobayashi earned his bachelor's degree from Georgetown University School of Business and juris doctor degree from Georgetown University Law Center. He is co-founder of The GIFT (Giving Inspiration For Tomorrow) Foundation of Hawaii, a volunteer organization whose mission is to encourage young adults to participate in philanthropic giving. He has over 10 years of real estate development and investment experience that range from master-planned communities to large commercial and luxury resort residential developments.

Timothy E. Johns, 51
Chief Operating Officer, Estate of Samuel Mills Damon
2005

Mr. Johns earned his bachelor's degree in history and business economics from the University of California, Santa Barbara and a juris doctor and master's degree in economics from the University of Southern California. He is a director of Grove Farm Company, Inc. and a trustee of The Parker Ranch Foundation Trust. He sits on the boards of several community organizations, including the YMCA of Honolulu, Hawaii Nature Center, Child and Family Service, Helping Hands Hawaii, Historic Hawaii Foundation, Hawaii Public Television Foundation and St. Andrew's Priory. He also serves as an at-large member of the State Board of Land and Natural Resources and is chair of the Federal Northwestern Hawaiian Islands Coral Reef Ecosystem Reserve Advisory Council.





David M. Nakada, 55
Executive Director, Boys & Girls Club of Hawaii
2005

Mr. Nakada holds a bachelor's degree in education and a master's degree in business administration from the University of Hawaii-Manoa. He sits on the board of the Hawaii Community Foundation.



Anne M. Takabuki, 50
President, Wailea Golf LLC
1997

Ms. Takabuki received a bachelor of business administration degree from the University of Hawaii and a juris doctor degree from the William S. Richardson School of Law. From 1988 to 1991, she was the managing director for the County of Maui. Ms. Takabuki serves as a director of the Kapiolani Health Foundation and Wailea Community Association.

T. Michael May, Constance H. Lau, Warren H.W. Lee, HEI director Barry K. Taniguchi and HECO director Anne M. Takabuki comprise the HELCO board.

T. Michael May, Constance H. Lau, Edward L. Reinhardt, HEI director Barry K. Taniguchi and HECO director Anne M. Takabuki comprise the MECO board.

Information as of February 28, 2007

Year denotes year of first election to the subsidiary board of directors

Constance H. Lau, T. Michael May and the following HEI directors also serve on the HECO board:

Thomas B. Fargo
James K. Scott
Kelvin H. Taketa
Barry K. Taniguchi

Information as of February 28, 2007



american savings bank directors



Jorge G. Camara, M.D., 56

Ophthalmologist, Camara Eye Clinic
1990

Dr. Camara received his doctorate degree from the University of the Philippines and his ophthalmology training at Baylor College of Medicine. He is an associate professor at the University of Hawaii and serves on the board of the Aloha Medical Mission. In 2001, he was named Physician of the Year by the Hawaii Medical Association. He is a volunteer ophthalmologist for the Bayanihan Clinic Without Walls and the National Eye Care Project.



Kenton T. Eldridge, 63

Co-founder and Partner, Sennet Capital
2000

Mr. Eldridge received a bachelor's and master's in history and a master of business administration in marketing from the University of New Hampshire. He also completed Officers' Candidate School and served in the U.S. Army in Europe and Vietnam. Prior to Sennet Capital, he had a long, distinguished career in retailing. He serves on the boards of directors for Hoku Scientific, HiBeam and The Nature Conservancy of Hawaii.



Richard W. Gushman, II, 61

Chief Executive Officer, DGM Group
2002

Mr. Gushman attended Ohio Wesleyan University. He is the managing partner of Summit Financial Resources, a Salt Lake City, Utah-based financial services company. Mr. Gushman is also a director of the Hilo Hattie advisory board, the Outrigger Hotels, Servco Pacific Inc., Hawaii Community Foundation and The Boys and Girls Club of Hawaii.



Louise K.Y. Ing, 55

Partner, Alston Hunt Floyd & Ing,
A Law Corporation
1994

Ms. Ing is a graduate of Boalt Hall School of Law at the University of California at Berkeley. She is also a magna cum laude graduate of Yale University, where she majored in American studies. Ms. Ing serves on the boards of Island Holdings, Sutter Health Pacific dba Kahi Mohala Hospital, Hawaii Medical Service Association, Hawaii State Bar Association, the University of Hawaii Foundation, and the Plaza Club.



Bert A. Kobayashi, 62

Chairman and Chief Executive Officer, Kobayashi Development Group LLC
2002

Mr. Kobayashi majored in business administration at Kapiolani Community College. He has over 40 years of construction experience, including 30-plus years as a developer. In 2002, he was named Business Leader of the Year by Pacific Business News. He supports various organizations, including the University of Hawaii Foundation and Waterhouse Foundation.

Year denotes year of first election to the subsidiary board of directors

Constance H. Lau and the following HEI directors also serve on the American board:

Don E. Carroll
Shirley J. Daniel
Victor H. Li
Diane J. Plotts
Barry K. Taniguchi
Jeffrey N. Watanabe

Information as of February 28, 2007

HEI executive officers and subsidiary presidents



Constance H. Lau, 54
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
Chairman
Hawaiian Electric Company, Inc.
Chairman, President and Chief Executive Officer
American Savings Bank, F.S.B.
1984

Andrew I.T. Chang, 67
Vice President-Government Relations
1985

Curtis Y. Harada, 51
Controller
1989

Warren H.W. Lee, 59
President
Hawaii Electric Light Company, Inc.
1972

T. Michael May, 60
President and Chief Executive Officer
Hawaiian Electric Company, Inc.
1992

Edward L. Reinhardt, 54
President
Maui Electric Company, Limited
1986

Patricia U. Wong, 50
Vice President-Administration and Corporate Secretary
1990

Eric K. Yeaman, 39
Financial Vice President, Treasurer and Chief Financial Officer
2003

Year denotes year of first employment by the company

Information as of February 28, 2007

corporate governance at HEI

Hawaiian Electric Industries, Inc. is committed to the highest standards of corporate governance. Since the enactment of the Sarbanes-Oxley Act of 2002, HEI has reviewed and maintained its corporate governance guidelines and charters to meet the spirit and intent of the law and rules promulgated by the Securities and Exchange Commission as well as the New York Stock Exchange (NYSE).

The HEI board:

- Is a 12-member board that includes 11 independent nonemployee directors as defined by the NYSE rules
- Meets in executive session (nonemployee directors only) at each board meeting
- Conducts annual board evaluations
- Conducts evaluations of board members up for reelection
- Has mandatory stock ownership guidelines for Company directors and officers
- Is diverse with three women, one Native Hawaiian and five Asian members
- Has audit, compensation and nominating/corporate governance committees comprised of independent directors. The audit committee has three financial experts and has retention agreements with its own legal counsel and accounting advisors.
- Is accessible to shareholders

The HEI Code of Conduct:

- Covers all employees plus the directors of HEI and its subsidiary companies
- Is reviewed annually with all employees and directors
- Contains whistleblower provisions
- Includes a special code for the CEO and senior financial officers
- Is monitored by an HEI Code of Conduct committee

Please visit the HEI website at http://www.hei.com for a review of the Company's corporate governance documents.

officer certification

The Company has included in its 2006 Form 10-K annual report certifications pursuant to Section 13a-14 of the Securities Exchange Act of 1934 of the chief executive officer (CEO) and the chief financial officer of the Company as Exhibits 31.1 and 31.2, respectively. The Company has submitted to the New York Stock Exchange a certification, dated May 25, 2006, of the CEO certifying that she is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

shareholder information

Corporate Headquarters
Hawaiian Electric Industries, Inc.
900 Richards Street
Honolulu, Hawaii 96813
Telephone: 808-543-5662

Mailing address:
P.O. Box 730
Honolulu, Hawaii 96808-0730

New York Stock Exchange
Common stock symbol: HE
Trust preferred securities symbol: HEPrU (HECO)

Shareholder Services
P.O. Box 730
Honolulu, Hawaii 96808-0730
Telephone: 808-532-5841
Toll Free: 866-672-5841
Facsimile: 808-532-5868
E-mail: invest@hei.com
Office hours: 7:30 a.m. to 3:00 p.m. H.S.T.

Correspondence about common stock and utility preferred stock ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, duplicate mailings and account status may be directed to shareholder services.

After March 1, 2007, a copy of the 2006 Form 10-K Annual Report for Hawaiian Electric Industries, Inc. and Hawaiian Electric Company, Inc., including financial statements and schedules, may be obtained from HEI upon written request without charge from shareholder services at the above address or through HEI's website.

Website
Internet users can access information about HEI and its subsidiaries at http://www.hei.com.

Dividends and Distributions
Common stock quarterly dividends are customarily paid on or about the 10th of March, June, September and December to shareholders of record on the dividend record date.

Quarterly distributions on trust preferred securities are paid by HECO Capital Trust III, an unconsolidated financing subsidiary of HECO, on or about March 31, June 30, September 30 and December 31 to holders of record on the business day before the distribution is paid.

Utility company preferred stock quarterly dividends are paid on the 15th of January, April, July and October to preferred shareholders of record on the 5th of these months.

Dividend Reinvestment and Stock Purchase Plan
Any individual of legal age or any entity may buy HEI common stock at market prices directly from the Company. The minimum initial investment is $250. Additional optional cash investments may be as small as $25. The annual maximum investment is $120,000. After your account is open, you may reinvest all of your dividends to purchase additional shares, or elect to receive some or all of your dividends in cash. You may instruct the Company to electronically debit a regular amount from a checking or savings account. The Company also can deposit dividends automatically to your checking or savings account. A prospectus describing the plan may be obtained through HEI's website or by contacting shareholder services.

Annual Meeting
Tuesday, April 24, 2007, 9:30 a.m.
American Savings Bank Tower
1001 Bishop Street
8th Floor, Room 805
Honolulu, Hawaii 96813

Please direct inquiries to:
Patricia U. Wong
Vice President-Administration and
Corporate Secretary
Telephone: 808-543-7900
Facsimile: 808-543-7523

Independent Registered Public Accounting Firm
KPMG LLP
Pauahi Tower
1001 Bishop Street – Suite 2100
Honolulu, Hawaii 96813
Telephone: 808-531-7286

Institutional Investor and Securities Analyst Inquiries
Please direct inquiries to:
Suzy P. Hollinger
Manager, Treasury and Investor Relations
Telephone: 808-543-7385
E-mail: shollinger@hei.com

Transfer Agents
Common stock and utility company preferred stock:
Shareholder Services

Common stock only:
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Telephone: 212-509-4000
Facsimile: 212-509-5150

Trust preferred securities:
Contact your investment broker for information on transfer procedures.



NIIHAU
OAHU
MOLOKAI
MAUI
LANAI
KAHOOLAWE

HEI

Hawaiian Electric Industries, Inc.

END